









Shareholder Assistance and Investor Information

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802.888.0982 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
866.321.8022 or
720.378.5956
Email: shareholder@broadridge.com

NASDAQ STOCK MARKET

Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
P.O. Box 667
Morrisville, VT 05661-0667
Investor Relations: UBLOCAL.COM

Union Bankshares, Inc.

THIRD QUARTER REPORT SEPTEMBER 2017

Union Bankshares, Inc.

November 8, 2017

to our SHAREHOLDERS

We are pleased to report the financial results for Union Bankshares, Inc. for the three and nine months ended September 30, 2017. Consolidated net income for the three months ended September 30, 2017 was $2.4 million, or $0.53 per share, compared to $2.3 million, or $0.51 per share, for the same period in 2016. Consolidated net income year to date improved 5.9% to $6.5 million or $1.46 per share, compared to $6.2 million, or $1.38 per share, for the same period in 2016.

Thus far this year our loan portfolio has grown $52.1 million, or 9.8%, compared to the same period last year, with much of the growth coming from municipal loans, residential construction loans, and commercial real estate loans. We have a solid pipeline of quality loans and expect good growth in the fourth quarter as well. In addition, deposits have grown $34.4 million, or 6.0%, compared to the same period last year. Both our loan and deposit growth are the result of purposeful initiatives, primarily direct calling on prospective customers, intended to generate this growth.

Though some say that this year's fall colors were muted, it has only taken slight ventures off of the beaten paths to find spectacular foliage. The unusually mild and rainless weeks this fall have created both an excellent tourism season as well as concerns about local forest fires in our region. In general, the economy in the regions we serve continue to improve with business concerns shifting from lack of customers to lack of available employees.

On October 18, 2017 the Board of Directors voted to terminate Union Bank's Defined Benefit Pension Plan (DBPP). The DBPP was frozen in October of 2012 at which time the existing 401k Defined Contribution Retirement Plan was significantly enhanced. The DBPP was frozen due to the rapidly escalating cost of maintaining the plan as well as balance sheet volatility caused by swings in the market value of the plan assets. Although the plan is in a frozen status there continues to be on going risks that changes in economic conditions could negatively impact the performance of the plan assets resulting in unexpected adjustments to your Company's financial statements. The Board of Directors carefully weighed the options with terminating the pension plan, including the impact on plan participants, and determined 2018 is the appropriate time to terminate the plan.

Based on the estimated value of assets held in the DBPP, the Company currently estimates that a cash contribution of approximately $1.1 million will be required to fully fund the DBPP's liabilities at termination. In addition, the Company expects to record a charge to earnings of $3.2 million at termination, which is expected to occur during the fourth quarter of 2018. Actual amounts may differ from these estimates. Although the estimated charge to earnings is significant, your Company will remain well capitalized as defined by current regulatory guidance. Also, we do not expect the termination of the plan in 2018 to negatively affect plan participants nor impact future dividend payments

Additional action taken by the Board of Directors on October 18, 2017 was the declaration of a regular quarterly cash dividend of $0.29 per share payable November 8, 2017 to shareholders of record as of October 28, 2017. Please find enclosed your dividend check or advice of deposit. As a reminder, you may have your dividend payment deposited electronically to your bank of choice, which naturally we hope is Union Bank. Please contact Kristy Adams Alfieri at 802.888.0982 or at kadamsalfieri@unionbankvt.com.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

About Union Bankshares

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 17 banking offices and three loan centers and several ATMs throughout its geographical footprint.

Union Bank has been helping people buy homes and local businesses create jobs in area communities since opening its doors over 125 years ago. Union Bank has earned an exceptional reputation for residential lending programs and has recently been named, for the fourth consecutive year, the USDA RD Vermont Home Lender of the year. Union Bank has also been designated as an SBA Preferred lender for its participation in small business lending.

Consolidated **Balance Sheets**

(unaudited, in thousands)

ASSETS	SEPT. 30, 2017	SEPT. 30, 2016
Cash and Due from Banks	$3,512	$3,952
Federal Funds Sold & Overnight Deposits	8,885	31,622
Interest Bearing Deposits in Banks	8,356	9,753
Investment Securities	64,970	60,670
Loans Held for Sale	5,675	10,214
Loans, net	579,651	523,010
Reserve for Loan Losses	(5,259)	(5,226)
Premises and Equipment, net	13,244	13,377
Accrued Interest & other Assets	26,053	25,207
Total Assets	**$705,087**	**$672,579**

LIABILITIES & SHAREHOLDERS' EQUITY	SEPT. 30, 2017	SEPT. 30, 2016
Noninterest Bearing Deposits	$119,203	$116,381
Interest Bearing Deposits	387,707	350,376
Time Deposits	99,714	105,429
Borrowed Funds	32,520	37,513
Accrued Interest & Other Liabilities	6,336	6,075
Common Stock	9,876	9,869
Additional Paid-in Capital	753	605
Retained Earnings	55,731	51,989
Accumulated Other Comprehensive Loss	(2,692)	(1,635)
Treasury Stock at Cost	(4,061)	(4,023)
Total Liabilities & Shareholders' Equity	**$705,087**	**$672,579**

Standby letters of credit were $1,584,000 and $1,624,000 at September 30, 2017 and 2016, respectively.



Consolidated **Statements of Income**

(unaudited, in thousands)

	SEPT. 30, 2017	SEPT. 30, 2016	SEPT. 30, 2017	SEPT. 30, 2016
	(3 months ended)		(9 months ended)	
Interest Income	$7,397	$6,786	$21,337	$19,922
Interest Expense	587	471	1,640	1,503
Net Interest Income	6,810	6,315	19,697	18,419
Provision for Loan Losses	150	—	150	150
Net Interest Income After Provision for Loan Losses	6,660	6,315	19,547	18,269
Trust Income	179	171	548	523
Noninterest Income	2,327	2,633	6,524	7,064
Noninterest Expenses:				
Salaries & Wages	2,570	2,622	7,642	7,522
Pension & Employee Benefits	954	865	2,784	2,659
Occupancy Expense, net	320	297	1,073	923
Equipment Expense	532	553	1,589	1,603
Other Expenses	1,565	1,687	4,665	4,828
Total	5,941	6,024	17,753	17,535
Income Before Taxes	3,225	3,095	8,866	8,321
Income Tax Expense	855	827	2,339	2,155
Net income	**$2,370**	**$2,268**	**$6,527**	**$6,166**
Earnings Per Share	**$0.53**	**$0.51**	**$1.46**	**$1.38**
Book Value Per Share			**$13.36**	**$12.74**







UnionBankshares, Inc.

Union Bank Offices

(ATMs at all Branch Locations)

VERMONT

Barre	Loan Center 14 North Main Street	802.476.0062
Danville	421 Route 2 East	802.684.2211
Fairfax	Jct. Routes 104 & 128	802.849.2600
Hardwick	103 VT Route 15 West	802.472.8100
Jeffersonville	5062 VT Route 15	802.644.6600
Johnson	198 Lower Main Street	802.635.6600
Lyndonville	183 Depot Street	802.626.3100
Morrisville	20 Lower Main Street 65 Northgate Plaza	802.888.6600 802.888.6860
Newport	Loan Center 325 East Main Street	802.334.0750
St. Albans	15 Mapleville Depot	802.524.9000
St. Johnsbury	364 Railroad Street 325 Portland Street	802.748.3131 802.748.3121
S. Burlington	Loan Center 30 Kimball Avenue	802.865.1000
Stowe	47 Park Street	802.253.6600

NEW HAMPSHIRE

Groveton	3 State Street	603.636.1611
Littleton	263 Dells Road 76 Main Street	603.444.7136 603.444.5321
Lincoln	135 Main Street	603.745.4000
N. Woodstock	155 Main Street	603.745.2488